Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 333-146361

Date: October 18, 2007

2007 Exploration Overview Evandro Cintra, Vice President Technical Services

Yamana Exploration Brazil, Central America, Argentina Gualcamayo - Argentina Guapore Gold Belt – Brazil Bahia Gold Belt – Brazil Rio Itapicuru Greenstone Belt – Brazil Pilar de Goias – Brazil Chapada – Brazil San Andres – Honduras Nicaragua

Exploration Strategy Replace mined reserves and expand mineral resources by a targeted a minimum of 2Moz/yr Target gold deposits with minimum size potential of 0.5 million ounces Continue with advanced exploration but increasing focus on developing grassroots targets Upgrade exploration pipeline – deliver resources in a shorter period of time Commitment to new exploration approaches and technologies Guarantee adequate budget and spend 70% in drilling Strong team work

Exploration Projects Brazil, Agrentina, Central America SAN ANDRES NE NICARAGUA GUAPORE GOLD BELT S. Francisco, S.Vicente, Ernesto and Pau a Pique GUALCAMAYO BAHIA GOLD BELT Jacobina and Pindobaçu RIO ITAPICURU G.BELT Fazenda Brasileiro, C1 Santa Luz, CHAPADA PILAR FAZENDA NOVA

Mineral Rights 533 165,693 0 158,737 6,956 Nicaragua 1,310,107 126,545 25,400 992,469 24,353 44,567 64,316 513,241 138,814 207,178 TOTAL hectares 1,309 15 38 723 26 36 109 341 79 132 COST US$ x 1,000 495,660 632,701 62,329 TOTAL 0 126,545 0 Argentina 9,600 15,400 400 Honduras 486,060 0 0 10,538 465,780 4,090 5,652 EXPLORATION CLAIM 451,436 21,353 44,431 53,778 9,352 128,728 193,794 EXPLORATION LICENSES 54,973 3,000 136 0 38,109 5,996 7,732 MINING CONCESSION TOTAL Brazil Chapada (GO) Fazenda Nova (GO) Pilar (GO) Santa Elina Gold Belt (MT) Bahia Gold Belt (Jacobina) Brasileiro/RIGB (BA) PROJECT

EXPLORATION BUDGET - 2007 43,000 12,123 Argentina 151,600 31,574 TOTAL 7,200 1,391 Nicaragua 15,000 1,215 Honduras 86,400 16,845 TOTAL Brazil --- 663 Others (generative) 4,000 795 Chapada (GO) 3,000 501 Fazenda Nova (GO) 10,400 4,348 Pilar (GO) 19,000 4,061 Guapore Gold Belt (MT) 15,400 4,060 Bahia Gold Belt (Jacobina) 34,600 2,417 Fazenda Brasileiro/RIGB (BA) DRILL (m) US$ (x 1,000) PROJECT

Evandro Cintra VP Exploration (1) Sergio Brandão Central America Manager (1) Anselmo Rubio Jacobina Manager (1) Mauricio Assis RIGB Manager (5) Juliano Souza Guapore Manager (7) Marcelo Carvalho Pilar de Goiás Manager (5) Walter Soechting MASA Manager (7) Nicaragua (2) Honduras (2) Jacobina Near Mine (4) Pindobaçu & Regional (3) Pedro Macedo Chapada Manager (3) Sao Paulo Exploration Office Ricardo Re Resource Manager (2) Andre Oliveira Jose Scabora Generative (2) Franco Bazzon Land Control (1) Exploration Organization Chart (In total, there are 46 exploration geologists dedicated to exploring in Brazil, Argentina and Central America)

Exploration Workforce 6 - - - - - - 6 SP Office 584 16 20 148 28 113 30 134 88 TOTAL 148 0 12 60 18 11 20 9 18 Others 9 0 0 8 1 0 0 0 0 Trainees 7 0 1 1 1 1 0 1 2 Administrative 75 3 2 10 0 28 6 24 2 Samplers 264 10 0 46 0 60 1 92 55 Drillers 35 1 3 16 3 4 1 3 4 Technicians 46 3 3 7 5 8 2 5 7 Geologists TOTAL Maraca NE Nicaragua Masa Pilar Jacobina San Andres RIGB Guapore Gold Belt PROJECT (There are 584 employees dedicated to Yamana’s exploration efforts in Brazil, Argentina and Central America.)

Gualcamayo Project San Juan Province, Argentina Gualcamayo - Project Location

Guandacol Hwy. 40 La Rioja San Juan Surface Rights Quebrada del Diablo Salamanca Magdalena Amelia Ines Cerro Saltito San José Gualcamayo – Property Holdings/Surface Rights

Gualcamayo - Exploration 2007 US$ 12.1M budget, including 700m of underground development and 60% for drilling 43,000m drilling (40% RC, 60% DDH) to be spent as: 75% for Gualcamayo resource step out (75%), including QDD West lower zone, 17% for infill drilling to upgrade inferred resources at QDD, Amelia Ines and Magdalena. 8% for regional targets Current resources: 2.611koz M&I (80% QDD, 20% AIM), 693koz Inferred (75% QDD, 25% AIM).

Target 10 3.7g/t over 17m & 7.9g/t over 19m Target C 1.7g/t over 30m Target K Target D Target F Target E Target 11 3.4g/t over 49m & 1.46g/t over 62m Target A 2.43 g/t over 75m & 1.69g/t over 35m Target C 1.7g/t over 30m Target K Target D Target F Target E Target Area Gualcamayo Near mine targets

Gualcamayo - 2007 Potential Resource Expansion



Amelia Ines and Magdalena; Drilling post acquisition has increased 2004 global resource > 70% to greater than 600K ounces averaging close to 3 gpt Au. Zones remain open down plunge to the S and SSW toward Lower QDD West Zone.
MAGDALENA
AMELIA
Semi-Continuous Surface Rock Chip Interval
1.3 g/t Au over 200m
TARGET 3D
Target 3D: Extensive oxidized Marble breccia zone> 1gpt Au Across 200 m (good potential to add 250 K oz)
Camp
Quebrada del Diablo 2004 Resource
QDD West
PTZ BLANCO
QUEBRADA DEL DIABLO
QUEBRADA LAGARTO
QDD Lower West Target (and dilational zone):
Drilling post acquisition has increased global resource potential by more than 100%. Current zone dimensions are 300 m x 160m x100 m and remains open down dip and along strike to the WNW. >75% of the resource is oxide and therefore amenable to heap leaching.
0
300
Meters

YAMANA VISION

Delivering value to shareholders

13

GUALCAMAYO – QDD LOWER WEST Significant Upside

Out of current resources drill intercepts QDD Lower West zone – underground target

OREBODY EXTENSION Drift OREBODY EXTENSION

OREBODY EXTENSION BRECCIA ORE IN EXPLORATION DRIFT REALGAR

QDD Lower West - 2007 Drill Highlights

Hole	From (m)	To (m)	Length (m)	Au (g/t)
QD-302	308	369	61	3.26
Incl.	321	361	40	4.00
QD-309	212.20	341.90	129.70	2.62
Incl.	240.30	340.17	99.87	3.23
QD-330	245	417	171	1.6
Incl.	274	304	52	3.13
QD-343	194.30	382.80	188.50	2.24
Incl.	281.83	323.60	41.77	5.14
QD-377	301.54	385.58	84.04	2.11
Incl.	322.40	346.40	24.00	4.86
QD-385	247.80	454.30	206.50	2.01
Incl.	328.05	441.60	113.55	2.97

YAMANA VISION Delivering value to shareholders 18

 2.25 124.9 147.5 22.6 QDD Lower (UG) QD-473 3.57 59.5 102.8 43.3 Incl. 2.12 74.3 500.7 426.4 QDD Lower QD-466 4.55 28.7 480.1 451.5 Incl. Magdalena Target 3D Target 3D QDD Lower QDD Lower Area 5.55 21.6 347 325.4 Incl. 2.07 186.2 457.1 270.94 QD-445 2.34 10.0 296.0 286.0 1.21 12.0 196.0 184.0 QD-452 8.74 3.6 181.5 177.9 Incl. 2.44 44.4 117.4 73.0 QD-459 3.35 16.9 190.6 173.7 9.32 1.8 161.6 159.8 QD-455 17.1 2.22 117.4 115.2 Incl. 16.15 1.5 138.1 136.6 Incl. 2.61 27.9 147.2 119.3 QD-463 Au (g/t) Length (m) To (m) From (m) Hole 2007 Drill Highlights

QDD Lower-west/Strategic Potential Multi-million ounce potential Facilitates ramp-up to 300,000 oz/yr Processing via mill facilitates higher recoveries for AIM ore Resource update expected by year end with feasibility study to follow in 2008

Yamana Gold Inc Gualcamayo – Regional targets

Las Vacas Target Grid Sampling Program Au Values 710 rock samples taken at 50 m intervals >200 ppb Au anomaly 1.2 km (north-south) by 150 m (east-west). Recent channel sampling >5 gpt Au over 3m Similar structural and stratigraphic setting to Gualcamayo

Guapore Gold Belt, Mato Grosso Mobile / Mafic arc belt, a crustal shear zone extending over 600 km. 38 known gold deposits along 200 km. Historical gold production: 2.25 million ounces in 1800’s. Hosts São Francisco, São Vicente Ernesto and Pau a Pique gold deposits: 2.6 Moz M&I, 1.7 Moz Inferred resources. Coarse free gold in ore amenable to mining and processing. 450K hectares of exploration concessions. Good access and infrastructure: Pontes e Lacerda, pop. 60,000, federal paved road (5 km) and power grid. GUAPORE GOLD BELT Exploration claims GUAPORE

Guapore Gold Belt -2007 New approach in regional exploration: analysis of gold fertility of intrusions and hidrothermal alteration footprint Exploration goal in 2007: new discoveries and expansion of known deposits: Extensive drilling program (64% of budget ) 1 – São Vicente 2 – São Francisco 3 – Ernesto 4 – Pau-a-Pique 5 – GP Targets Distances: São Vicente – São Francisco: 50Km São Francisco – Ernesto: 60km Ernesto – Pau- a- Pique: 40km

Guapore Gold Belt - Regional Long Section SÃO FRANCISCO PIT SÃO VICENTE ADIT ERNESTO - GARIMPOS SÃO FRANCISCO MINE

Guapore Gold Belt EXPLORATION PLAN 2007 São Francisco US$ 453,000 budget in 2007 Drilling in 2007: 2,000 meters, 2 deep holes Goal: define deep resource potential São Vicente US$ 441,000 budget in 2007 Drilling in 2007: 2,000 meters, 4th Braço target Goal: define new UG high grade deposit, 10km from Sao Vicente. Ernesto US$ 437,000 budget in 2007. Drilling in 2007: 2,000 meters Goal: 200koz new resources in 2007 Pau-a-Pique US$ 1.48 million budget in 2007 Drilling in 2007: 10,000 meters Goal: 500koz new resources in 2007. Gold Belt US$ 1.25 million budget in 2007 Drilling in 2007: 3,000 meters Goal: generate new drill targets for 2008

Guapore Gold Belt Sao Francisco – Deep Drilling

Sao Francisco – Coarse Gold Effect Guapore Gold Belt

Guapore Gold Belt Sao Vicente – CROSS SECTION

Guapore Gold Belt Pau-a-pique

Guapore Gold Belt - Pau-a-pique - New Drill Results Hole Area From To True Width Gold grade (m) (m) (m) g/t Au PQ-31 West trap 499.0 506.0 5.4 1.96 including 499.0 500.0 0.8 4.55 Main trap 659.0 664.8 5.1 1.25 including 660.0 661.0 0.9 3.70 PQ - 37 Main trap 873.0 885.0 9.3 2.17 including 878.0 880.0 1.6 4.65 West trap 697.0 700.7 2.4 11.21 PQ-39 Main trap 443.3 445.4 1.9 6.27

Guapore Gold Belt - Ernesto

Bahia Gold Belt - Jacobina 155 km Gold in conglomerates (2.0 G.a.), similar to Tarkwa and Witwatersrand Near Mine exploration Regional exploration, advanced target: Pindobaçu 2.9 Moz M&I, 4.1 Moz Inferred resources (Dec 2006) Jacobina 10Km AREAS JMC

Bahia Gold Belt - Jacobina Exploration 2007 US$ 4.0M budget, 61% for drilling 15,400m diamond drilling in Canavieiras, Morro do Vento, Pindobaçu, Entry Point/Fumaça Upgrade 547,000 Inferred oz to Indicated, and increase resources in Canavieiras by a minimum 300,000 oz Investigate the potential resource extension in Morro do Vento East; Quantify the resource in Pindobaçu targeting a minimum 500,000oz Delineate potential resource at the Entry Point and Fumaça targets, Generate new drill targets along the east side of Serra de Jacobina Potential new resources in 2007: 1.0Moz

Bahia Gold Belt – Jacobina

Major Exploration Success



2003
Serra do Córrego added to Feasibility

+



2004
Joao Belo II outlined Morro do Vento Development Project

+



2005
Canavieiras & Morro do Vento Extension Dev. Projects

+



2006
Pindobaçu becoming Major target and Start Canavieiras South Extention

+



2007
Detail Canavieiras South Extension and Morro do Vento East Extension

5 New Development Projects
+
Major Resource Increase in 4 yr: +1,562koz M&I, +2,265 Koz Inf.

YAMANA VISION Delivering value to shareholders 35

Extensão Sul de Canavieiras 11km Extensão Leste do Morro do Vento Jacobina Near Mine Targets

2006 results confirm predictability of mineralized package 300 m thick stratigraphic target, 2km long extension Mineralization likely controlled by dilational shear zones Late hematite alteration very important Target with multi-million ounce potential at much higher grades than João Belo Jacobina Canavieiras - South & East Extensions

LU Reef Canavieiras Old Mine MU Reef Southern Extension (1.8km) Jacobina Canavieiras - South Extension

Jacobina

Canavieiras – South Extension



Canavieiras - Old Mine
Canavieiras – South Extension (1.8km long)
Liberino
MSPC+LVLPC Reef
MU Reef
LU Reef

YAMANA VISION
Delivering value to shareholders
39

Jacobina Canavieiras Drilling Drill priority

Canavieiras South - 2007 Drill Results Hole Area From To True Width Gold Grade (m) (m) (m) g/t Au CAN 129 CANAVIEIRAS 526.00 529.6 1.3 4.58 586.00 599.92 4.9 3.74 614.66 630.48 5.5 6.15 CAN 130 CANAVIEIRAS 673.32 698.8 9.7 including 673.32 684.6 4.3 8.36 736.99 740.49 1.3 10.98 CAN 131A CANAVIEIRAS 432.00 442.00 3.9 2.32 447.69 456.00 3.2 5.51 464.00 475.58 4.5 2.86 CAN 132 CANAVIEIRAS 434.36 437.02 1.0 6.57 444.4 454.2 3.5 8.45 including 444.4 451.93 2.7 10.20 CAN134 CANAVIEIRAS 323.19 326.1 5 2.2 4.54 330.7 332.89 1.7 7.70 391.72 398.74 5.3 2.63 including 391.72 393.25 1.2 9.69 CAN 136 CANAVIEIRAS 469.32 473.03 3.2 10.31 including 508.09 509.31 1.1 9.70 4.59

Canavieiras South – 2007 Drill Results (Cont'd)

Hole	Area	From (m)	To (m)	True Width (m)	Gold Grade g/t Au
CAN 138	CANAVIEIRAS	422.88	424.3	1.3	16.01
		471.86	485.9	12.9	5.91
	including	479.13	485.9	6.2	10.98
		503.00	505.47	2.3	12.25
CAN 140	CANAVIEIRAS	509.06	523.01	10.9	3.48
		542.32	548.88	5.1	4.63
		559.56	566.8	5.6	4.76
		573.23	580.85	5.9	5.47
CAN 142	CANAVIEIRAS	347.36	351.62	3.9	8.21
		354.98	357.87	2.6	9.29
		388.08	391.50	3.1	3.38
		401.19	415.05	12.6	3.19
	including	401.19	406.42	4.8	7.16
CAN 143	CANAVIEIRAS	416.87	429.14	11.4	2.82
	including	419.89	429.14	8.6	3.47
CAN 144	CANAVIEIRAS	446.89	450.48	3.4	3.56
		456.75	463.49	6.5	3.01
		487.26	495.70	8.1	3.52
		508.26	517.27	8.6	3.87
CAN 145	CANAVIEIRAS	437.5	451.57	9.6	2.32
		463.32	476.77	9.1	3.21

YAMANA VISION Delivering value to shareholders 42

Au ppb Bahia Gold Belt - Jacobina Regional Exploration

Pindobaçu Target

Pindobaçu - Cross Section

Jacobina vs Tarkwa & Witwatersrand

FEATURE	JACOBINA	TARKWA	WITWATERSRAND
AGE	2.0 G.a.	2.1 G.a.	2.7 G.a.
DIMENSIONS	200x25km	220x40km	300x150km
SHAPE	Linear	Linear	Arcuate
SETTING	Inverted rift	Inverted rift	Inverted foreland or escape basin
BASIN FILL SEQUENCE	Conglomerate to quartzite to phyllite (fining up)	Conglomerate to quartzite to phyllite (fining up)	Quartzite to phyllite to quartzite to conglomerate (coarsening up)
FILL THICKNESS	2,500m	2,600m	7,000m
ENTRY PTS.	Two known	Four known	Six known
Reef TYPES	Braided river, alluvial fan	Braided river, alluvial fan	Braided river, alluvial fan, estuarine-submarine fan?

by Paul Karpeta

YAMANA VISION Delivering value to shareholders

46

Jacobina vs Tarkwa & Witwatersrand (cont’d) Low Grade Low grade local medium Medium grade META- GRADE Syn-depositional granitoids, post depositional mafic sills, dikes & lavas Post-dep. felsic-mafic sills/dikes, late granitoids Post-dep. mafic, u/m sills & dikes, late granitoids MAGMATISM 1500 Moz 16 Moz 7 Moz + ??? RESOURCE (all classes) 1500 Moz (1886-2000) 10 Moz (1880-2000) 0.7Moz+ (1745-1998) HISTORICAL PRODUCTION Yes but small (Wilgespruit) Yes (Damang) Yes (Pindobaçu) QUARTZ VEIN DEPOSITS Au, U Au, no U Au, minor U MAIN MINERALS WITSWATERSRAND TARKWA JACOBINA FEATURE by Paul Karpeta

RIGB – Fazenda Brasileiro and Regional Exploration


RIGB Summarized Geology
Units
Phanerozoic Cover
Granitoids
Greenstone Belt Sequence
Gneissic Terrains
C1 Santa Luz
MARIA PRETA
SANTA LUZ
VALENTE
FAZENDA BRASILEIRO
TEOFILANDIA
CONCEICAO DO COITE
Kilometers

- Paleoproterozoic Greenstone Belt (~8,000 sqKm)
- One producing mine (Fazenda Brasileiro, 80koz/yr), 1 feasibility target (C1 Santa Luz) and advanced satellite targets.
- Grassroot development – Regional Exploration


BRAZIL



YAMANA VISION Delivering value to shareholders 48

FAZENDA BRASILEIRO SANTA LUZ MARIA PRETA VALENTE CONCEICAO DO COITE NORDESTINA QUIJINGUE TEOFILANDIA Mapa Geológico simplificado do Greenstone Belt do Rio Itapicuru C1 Santa Luz RIGB – Fazenda Brasileiro mine Successfull exploration 0 100 200 300 400 500 600 AUG-2003 FEB-2004 DEC-2004 DEC-2005 Kounces INFERRED Resources M&I Resources P&P Reserves Growth in Resources 0 10 20 5 Kilometers

RIGB - Fazenda Brasileiro Reserve/Resource Upside E-Deep orebody flattening Cross Section 91750E N 32800N

RIGB - Fazenda Brasileiro Reserve/Resource Upside E_deep Proposed holes targeting at E-1200 orebody 200m CLX Existing holes Cross Section S N

YAMANA YAMANA-CBPM RIO ITAPICURU Rio do Peixe TREND MANSINHA TREND ANTAS 1 TREND RIACHO DO MIGUEL TREND VEREDA GRANDE TREND RIO DO PEIXE Cava C1 Cava M11 Cavas Garimpos Chips(g/t) CVRD Antas I TREND SERRA DA VOLTA TREND MACAMBIRA 20,88 g/t YAMANA-CBPM YAMANA-CBPM YAMANA YAMANA YAMANA C1-Santa Luz RIGB – Regional Exploration C1 - Santa Luz Old heap leach mines Gold associated with sulfide-rich quartz-albite breccia within a listric fault Feasibility study by Q4 2007 with target production in 2009 1 Moz M&I and 400koz inferred resources Satellite deposits will add to reserve/resource profile 0 1 2 3 4 0,5 Kilometers 0 10 20 5 Kilometers

Current minable resource: 650koz (450koz reserve + 200koz in pit resource) Additional 24,000m drilling program started in June Targeting an additional 400koz to achieve 1Moz open pitable resource for C1 Feasibility Study Targeting production of >100,000 oz/yr RIGB - Regional Exploration C1 - Santa Luz

3D Model Oxide Ore Sulfide ore N Indicated Inferred Yamana’s drill holes CBPM’s drill holes CVRD’s drill holes RIGB - Regional Exploration C1 Santa Luz - Mineral Resource

RIGB – Regional Exploration

C1-Santa Luz – Cross Section



16m@1.5g/t
6m@2.5g/t
20m@3.8g/tAu
10m@5.5g/t
20m@1.3g/tAu
11m@1.8g/tu
31m@1.3g/tAu
8m@2.4g/tAu
41m@1.0g/tAu
9m@1.9g/tAu
35m@1.6g/tAu
16m@2.6g/tAu
64m@1.0g/tAu
8m@4.2g/tAu
15m@1.0g/tAu
9m@1.44g/tAu
21m@1.0g/tAu
MP053
MP048
MP045
MP041
MP020
MP014
MP005
MP001
50m
1km
LEGEND
Qz STOCK WORK ZONE
BRECCIA ZONE
DACITE
DIORITE
CARBONACEOUS SEQUENCE
TUFFACEOUS SEQUENCE

YAMANA VISION

Delivering **value** to shareholders

55

NW AT-001 FRA III-60 DC MSC BRD BRC DC MDI MSC MT MAD DC BRD DC MT MSC BRC SOFTWARE: N° MFB: RESPONSIBLE DRAW BY: GEOLOGIST: 1/500 SCALE DATE Almir Chaves GI_C1section82080_Mar15_2007.dwg GEOLOGICAL SECTION Antas 3 North - Santa Luz Autocad 15.03.07 Emerson Ramos FILE: Cross Section 82080 QUALITY CONTROL: DATE SIGN: RIGB EXPLORATION PROJECT 200 466650 466600 466550 466500 MSC BRC BRD MT CARBONACEOUS METASSEDIMENTS BRECCIA ZONE IN DACITE/DIORITE BRECCIA ZONE IN CARBONACEOUS ROCK METATUFFS CONTACT DRILL HOLE MDI METADIORITE LEGEND AT-001 150 BRECCIA DC DACITE METANDESITE MAD SELECTIVE COMPOSITE FRA III-60 250 466700 RIGB - Regional Exploration C1-Santa Luz South - Cross Section / /

Pilar Exploration Crixas Serra Grande mine (AngloGold) Pilar Classical Archean Greenstone Belts (Pilar and Guarinos) terrains (590 sq Km) with many gold occurrences Thick exhalative sequence (>200m) with massive sulfide levels, strong hydrothermal system One major deposit (Crixas, Anglogold, 3Moz) nearby, with similar geology Poorly explored by previous companies (no more than 5,000m of diamond drilling). Targets in different stages of development.

Pilar - Exploration 2007 US$ 4.3M budget: US$ 2M for mining rights acquisition plus US$ 2.3M in exploration (68% for drilling). 5,000 meters drilled in 2006 at Ogó target. 10,400m diamond drilling will be executed in 2007, in Ogó, Tres Buracos and Jordino (to be released). Ogó-Jordino: potential for underground resource. Tres Buracos: potential for open pit resource. Goal: estimate potential of current drill targets by end of 2007 - targeting ± 1 million ounce resource

Pilar Exploration JOT: Jordino- Ogó - Tres Buracos (advanced target) 1Km Ogó Jordino Tres Buracos

Pilar - JOT Cross Section

JOT Trend- 3 Buracos Target - New Drill Intercepts (*) grade capped at 120 g/t Au Hole Area From To Interval Gold grade (m) (m) (m) g/t Au JOT 76 3 Buracos 18.7 85.2 66.5 1.13 including 26.0 31.0 50 4.59 including 54.1 60.52 6.51 2.81 JOT 78 3 Buracos 82.0 134.0 52.0 0.85 including 107.0 119.0 12.0 1.59 JOT 84 3 Buracos 75. 0 84.0 9.0 1.29 including 81.6 84.0 2.4 4.24 JOT 85 3 Buracos 50.0 104.0 54.0 2.96 including 70.0 71.0 1.0 120.00 (*) including 90.4 104.0 13.6 1.63

JOT Trend - Jordino Target - New Drill Intercepts Hole Area From To Interval Gold grade (m) (m) (m) g/t Au JOT 30 Jordino/Ogó 161.6 169.6 8.0 17.2 including 161.6 162.7 1.1 117.0 JOT 103 Jordino 129.0 133.0 4.0 2.22 including 129.8 130.8 1.0 7.75 JOT 106 Jordino 79.0 84.9 5.9 2.67 incl uding 82.0 83.7 1.7 8.89 JOT 107 Jordino 96.0 99.0 3.0 2.13 143.0 150.0 7.0 7.62 including 146.0 147.8 1.8 52.42 JOT 108 Jordino 148.0 155.2 7.2 2.71 including 153.0 155.2 2.3 JOT 110 Jordino 54.0 97.4 43.4 2.45 including 67.0 68.0 1.0 83.02 JOT 112 Jordino 99.0 109.0 10.0 1.36 including 101.0 102.0 1.0 12.16 7.20

Chapada - Exploration 2007 US$ 795,000 budget 73% for drilling 4,000m diamond drilling to evaluate Cu-Au mineralization in 4 potential targets: Eastern Sinclinal, João Severino, Mário Cabrito, and Suruca Initiate district-scale and regional study to define exploration models and assess resource expansion potential Define continuity of Cu-Au resources to the east of the Chapada pit. Define major regional exploration effort for year-2008

Chapada - Exploration model 2007

San Andres - Exploration 2007 US$ 1.21M budget, 68% for drilling = 15,000m Step-out drilling to extend Twin Hills pit reserves Deep drilling to investigate potential high grade zone pursuing high sulfidation model Current gold resources: 1.29 Moz M&I, including 499koz P&P Potential to significantly increase reserves dependant on horizontal pad expansion permits

San Andres Mine - Drilling Targets Legend Pits Outlines San AndresConcessions DrillingPhases Status Phase I Phase II Phase III Drilling Completed

San Andres - 3D View of resource expansion

Nicaragua - Exploration Plan 2007 exploration focus on high priorities targets 2007 Budget : US$ 1.3M, including US$0.5M as maintenance costs. 7,200m drilling Goal: define the potential of the property and generate drill targets. Legend Target Selection PRIORITY ! ( High ! ( Medium ! ( Low ! ( NP Main Road SRTM Landsat Structures Magnetic Structures Yamana_ConcessionsApr06 <all other values> GEOLOGY Mzr (Mesozoic redbeds) Mzs (undivided Mesozoic sedimentary rocks Qal (Quaternary alluvium) Tci (Tertiary calcalkaline intrusive rocks) Tpv (Tertiary primitive island arc volcanic rocks) Tsc (Tertiary continental sedimentary rocks)

Yamana Reserves & Resources 9.0 0.7 3.4 1.9 0 5 10 15 20 25 DEC-2003 DEC-2004 DEC-2005 DEC-2006 Resources (million of ozs) P&P Reserves M&I Resources Inferred Resources Growth in Gold Resources Organic growth Acquisitions * Measured, Indicated and Inferred resources excludes Proven and Probable reserves.

Exploration Expenditures Project 2003-2007 Expenditures New Ounces [1] Cost per Ounce Expenditures ( '000s) ( '000s) ( '000s) São Francisco US$ 4,273 1,640 US$ 2.61 US$ 5,271 São Vicente US$ 3,768 248 US$ 15.17 US$ 3,768 Ernesto&Pau-a-pique US$ 4,736 359 US$ 13.21 US$ 8,272 Jacobina [2] US$ 19,366 3,392 US$ 5.71 US$ 23,898 Gualcamayo -- -- US$ 12,123 Pilar US$ 986 -- -- US$ 5,840 Fazenda Brasileiro US$ 8,422 438 US$ 19.22 US$ 8,422 C1-Santa Luz US$ 8,848 1,442 US$ 6.14 US$ 12,870 Chapada -- -- -- US$ 887 San Andrés US$ 992 -54 -- US$ 2,207 Nicaragua US$ 269 -- -- US$ 1,660 Total US$ 51,660 7,465 US$ 6.92 US$ 85,218 [1] New global resources + mined ounces [2] Includes expenditures from DSM 2003-2006

Mission Statement Yamana is committed to delivering value by sustainable low cost gold production maintaining best practices for mining and environmental, health and safety compliance.